3100 Ocean Park Boulevard

Santa Monica, CA 90405

August 27, 2019

By EDGAR Submission

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:  Kathleen Collins, Accounting Branch Chief

Re:	Activision Blizzard, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 28, 2019
File No. 001-15839

Dear Ms. Collins:

We are in receipt of the letter, dated August 22, 2019, from the staff of the United States Securities and Exchange Commission with respect to the above-referenced filing by Activision Blizzard, Inc. (the “Company”).  In accordance with the voicemail we received from David Edgar on August 26, 2019, and in order to ensure ample time to provide you thorough responses, we anticipate providing a complete response to the comment letter no later than Friday, September 20, 2019.

If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (310) 255-2059.

Sincerely,

/s/ Chris B. Walther
Chris B. Walther
Chief Legal Officer

cc:	David Edgar, Securities and Exchange Commission
Dennis Durkin, Activision Blizzard, Inc.
James Rock, Activision Blizzard, Inc.
Jeffrey Brown, Activision Blizzard, Inc.